April 17, 2014

CONFIDENTIAL TREATMENT REQUESTED BY AMERIGAS PARTNERS, L.P. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. OMISSIONS ARE IDENTIFIED BY “[*CONFIDENTIAL TREATMENT*].” THE CONFIDENTIAL MATERIAL HAS BEEN SUBMITTED SEPARATELY TO THE U.S. SECURITIES AND EXCHANGE COMMISSION’S DIVISION OF CORPORATION FINANCE.

VIA EDGAR

William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AmeriGas Partners, L.P.

Form 10-K for the Fiscal Year Ended September 30, 2013

Filed November 29, 2013

File No. 1-13692

Dear Mr. Thompson:

This letter is submitted by AmeriGas Partners, L.P. (the “Company”) in response to your letter dated March 25, 2014, relating to the above referenced filing by the Company. Set forth below in italics are the comments contained in the staff’s letter, together with the Company’s responses.

This submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the U.S. Securities and Exchange Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Item 6. Selected Financial Data, page 20

1.	Please tell us whether you use a metric, such as cash available for distribution or distributable cash flow, to evaluate the certainty of distributions to common unitholders. If so, please disclose the non-GAAP measure in selected financial data for each year and provide the appropriate reconciliations (to net income and/or cash flow from operations depending on whether the measure is solely a performance measure or both a performance and liquidity measure) for the non-GAAP measure. In addition, please disclose cash flow attributable to common unitholders for each year presented and the assumptions used in determining the measure to assist your common unitholders in understanding the relationship between distributable cash flow and the cash distributions they receive. Please show us what your revised disclosures would look like.

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to

17 C.F.R. §200.83 - p. 1 of 16.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

April 17, 2014

RESPONSE:

The Company uses distributable cash flow in its investor presentations as a reasonable proxy for the cash generated and available for distribution by the Company. While the Company uses distributable cash flow, distributions to both common unitholders and AmeriGas Propane, Inc. (“GP”), our general partner, are determined based on Available Cash, as defined in the Fourth Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P., as amended (“Partnership Agreement”). Available Cash generally means, as we disclosed in the Company’s Annual Report on Form 10-K for the year ended September 30, 2013 (the “2013 10-K”) cash on hand at the end of a quarter, plus all additional cash on hand as of the date of determination resulting from borrowings after the end of such quarter, less the amount of cash reserves established by the GP in its reasonable discretion for future cash requirements. These cash reserves are not reserves reflected in the financial statements or determined in accordance with GAAP and, accordingly are not reflected in the financial statements.

We calculate distributable cash flow, which is a non-GAAP measure, for our fiscal year and disclose it, along with a reconciliation to cash flow from operations, in our investor presentations. We have disclosed distributable cash flow in our investor presentations because we believe that this disclosure provides investors with useful information to evaluate the Company’s ability to generate Available Cash sufficient to sustain and increase quarterly distributions. We reconcile distributable cash flow to cash flow from operations as reflected on our annual Statement of Cash Flows because we believe that this is the most closely associated measure presented in accordance with GAAP. We do not use cash flow attributable to common unitholders as a metric to evaluate the certainty of distributions to common unitholders.

We agree to disclose distributable cash flow in our Selected Financial Data table included in our annual reports on Form 10-K filed in the future (“Future 10-Ks”) together with a reconciliation of that financial measure to cash flow from operations. Attached as Exhibit A is a draft footnote to the Selected Financial Data table based on the five-year period included in our 2013 10-K to demonstrate what the reconciliation and related disclosures would look like in Future 10-Ks.

2.	Please revise to include your coverage ratio of distributable cash flow per common unit to cash distributions per common unit for each year presented. If the cash distributions paid per common unit in the first quarter of a year differed from those paid per common unit in the first quarter of the following year, please adjust your calculation of cash distributions per common unit to reflect those distributions paid from each year’s distributable cash flow regardless of when the payment was actually made. Additionally, please revise your analysis of liquidity within management’s discussion and analysis of financial condition and results of operations to discuss your coverage ratio. As part of your analysis, please provide management’s insights into the factors that caused this coverage ratio to vary giving due effect to the variability in cash flows of such assets. Finally, please discuss any trends or significant fluctuations in the coverage ratio across the three-year period presented. In your response, please show us what your revised disclosure would look like.

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to

17 C.F.R. §200.83 - p. 2 of 16.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

April 17, 2014

RESPONSE:

We do not use a coverage ratio of distributable cash flow per common unit as a metric in evaluating the amounts of distributions to common unitholders and our GP or the impact of such distributions on our liquidity. Rather, we use a coverage ratio of distributable cash flow to total distributions declared and paid during the fiscal year, including distributions to the GP, as one of the factors considered in evaluating the Company’s ability to sustain and increase distributions, together with our determination of Available Cash, as discussed above.

In discussions both internally and with our investors, we have generally evaluated and explained the distribution coverage in two ways: (1) after excluding maintenance capital expenditures (the more widely accepted method of calculating distributable cash flow) and (2) after excluding both maintenance and growth capital expenditures. Retail propane distribution is a relatively low growth industry and we believe that this analysis enables the reader to understand our distribution coverage regardless of the classification of the capital expenditures used in the calculation. We have also evaluated the distribution coverage based on the exclusion of significant expenses and capital expenditures that we regard as unusual because we believe that presentation provides investors with an indication of what distributable cash flow would have been absent those unusual expenses. For example, in calculating the coverage ratio in 2012 and 2013, we excluded the incremental costs and capital expenditures related to our acquisition and integration of the Heritage Propane business acquired in January 2012 because those expenses and capital expenditures were transition items that were large and unusual.

We agree to disclose our coverage ratio of distributable cash flow to distributions, and distributable cash flow after growth capital expenditures to distributions in our Selected Financial Data table included in our Future 10-Ks together with a reconciliation of distributable cash flow and distributable cash flow after growth capital expenditures to cash flow from operations. Attached as Exhibit A is a draft footnote based on the five-year period included in our 2013 10-K to demonstrate what the reconciliation would look like in Future 10-Ks.

With respect to the second sentence of your comment, as noted above, our distributions are not “paid from each year’s distributable cash flow.” Rather, distributions are only partially based on distributable cash flow because the Partnership Agreement provides that distributions must be made in an aggregate amount equal to the Company’s Available Cash. As noted above, Available Cash is defined in the Partnership Agreement, in general, as all cash on hand at the end of a quarter, increased by any borrowings made by the Company after the end of the quarter and reduced by any cash reserves established by the GP in its reasonable discretion for future cash requirements. Therefore, we believe it is appropriate to disclose the distributions made during the period in which they were actually made. Moreover, our Consolidated Statements of Cash Flows reflect all distributions in the period in which they are made and we think that our disclosures regarding distributions should be consistent with our presentation in the GAAP financial statements.

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to

17 C.F.R. §200.83 - p. 3 of 16.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

April 17, 2014

With respect to the third sentence of your comment, we believe that the liquidity discussion in Management’s Discussion and Analysis (“MD&A”) along with the amounts presented on our cash flow statements for the fiscal years presented are adequate to provide investors with the information required to make prudent decisions on an investment in the Company using financial information presented in accordance with GAAP.

3.	To assist your common unitholders in assessing the likelihood that future distributions may be characterized as being made out of operating versus capital surplus, please revise to include the amount of operating surplus less cumulative distributions from the date of your IPO as of the end of each period presented. If this measure is less than the preceding aggregate quarterly distribution, please include a discussion of the risk of a future distribution being characterized as a capital surplus distribution within management’s discussion and analysis of financial condition and results of operations and how such characterization would affect expected future distributions to common unitholders. Please show us what your revised disclosure would look like.

RESPONSE:

The Company’s operating surplus is defined in the Partnership Agreement as follows:

“OPERATING SURPLUS,” as to any Quarter ending before the Liquidation Date, means

(a) the sum of (i) $40 million plus all cash of the Partnership Group on hand as of the close of business on the Closing Date, (ii) all the cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such Quarter, other than cash receipts from Interim Capital Transactions and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from working capital borrowings, less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such Quarter, (ii) all distributions made pursuant to Sections 5.3 or 5.4 in respect of all prior Quarters, and (iii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures.

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to

17 C.F.R. §200.83 - p. 4 of 16.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

April 17, 2014

It should be noted that Operating Surplus, as defined in the Partnership Agreement, has already been reduced by the amount of cumulative distributions. Accordingly, we do not think that a further reduction would provide meaningful disclosure.

As of September 30, 2013, the Company’s Operating Surplus as calculated in accordance with the definition above, subsequent to the Company’s formation and initial public offering in 1995, is approximately [*Confidential Treatment*]. The Company’s current quarterly distributions are slightly less than $90 million. Accordingly, we deem the likelihood of a distribution out of capital surplus anytime in the foreseeable future as extremely remote. Therefore, we respectfully suggest that a discussion about the risk of future distributions being characterized as a capital surplus distribution would not be the most effective presentation.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Capital Expenditures, page 27

4.	Please separately quantify the amount of maintenance capital expenditures and the amount of growth capital expenditures for each of the three years presented, and provide management’s insight into any trends or significant fluctuations in each of these types of capital expenditures. If the sum of these items does not equal capital expenditures as reported on the face of your statements of cash flows, please reconcile the amounts and explain any differences. Please also disclose your policy for determining what expenditures are classified as maintenance capital expenditures versus growth capital expenditures and provide examples of each. In your response, please show us what your revised disclosure would look like.

RESPONSE:

The Company identified the amounts of growth and maintenance capital expenditures for each of the three fiscal years in the Financial Condition and Liquidity section of the MD&A that discusses cash flows from investing activities in the 2013 10-K. The aggregate amount of the capital expenditures disclosed in this section of the 2013 10-K, which includes the unusual transition expenses associated with the Heritage Propane acquisition in each of fiscal 2013 and 2012, is the same as the amount of expenditures for property, plant and equipment reflected on the Company’s cash flow statement.

In response to this comment, the Company intends to add the following information in the Liquidity section of MD&As included in Future 10-Ks to describe its policy for determining how it classifies expenditures as capital and growth:

“The Company considers a number of factors in determining whether its capital expenditures are growth capital expenditures or maintenance capital expenditures. The

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to

17 C.F.R. §200.83 - p. 5 of 16.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

April 17, 2014

Company considers growth capital to include those expenditures that increase the operating capacity of the Company. Examples of growth expenditures include, but are not limited to, expenditures to build new plants, expenditures related to the growth of our base business, such as new customer tanks and equipment, expansion of our National Accounts or AmeriGas Cylinder Exchange (“ACE”) programs and expenditures in technology that enable us to leverage our scale to generate efficiencies or expand our operations. Maintenance capital expenditures are generally considered to be any capital expenditure that maintains the Company’s operating capacity and include capital repairs to buildings, bulk storage plants, vehicles, company-owned tanks and any expenditures related to the maintenance of our existing infrastructure.”

5.	Please tell us and disclose whether you incurred any capital expenditures that had an element of both maintenance capital expenditures and growth capital expenditures. For example, an expenditure that maintained operating capacity but increased operating income or cash flow. If so, please revise your disclosure to quantify the portion allocated to maintenance capital expenditures and the portion allocated to growth capital expenditures for each of the periods presented. Please show us what your revised disclosure would look like.

RESPONSE:

In some cases, a capital expenditure may have components of both growth and maintenance capital. In such cases, the Company allocates the expenses between growth and maintenance. The amount of capital expenditures that have elements of both maintenance capital expenditures and growth capital expenditures would include, but not be limited to, expenditures for ACE cylinders (some of which would be to replace retirements and some of which would be for growth of the business) as well as tank installations and tank refurbishment costs. Our growth capital expenditures have been relatively stable at approximately $40 million each year for the last five fiscal years (as demonstrated in Exhibit A attached hereto) and the amount of growth and maintenance capital expenditures combined has not differed materially from year to year except principally in response to material business combinations, which also provide additional distributable cash flow. Our ratio of distributable cash flow after growth capital expenditures to total distributions is not substantially different from our ratio of distributable cash flow (which amount is after maintenance capital expenditures but before growth capital expenditures) to total distributions and therefore, we do not believe that the requested disclosure would be meaningful to an evaluation by investors of our distribution coverage. As previously mentioned, we provide information to investors to determine distribution coverage after all capital expenditures including growth and maintenance and excluding unusual expenses like the Heritage Propane acquisition and transition expenses and transition capital expenditures and will present this information in Future 10-Ks.

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to

17 C.F.R. §200.83 - p. 6 of 16.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

April 17, 2014

Financial Statements and Financial Statement Schedules, page 85

Notes to Consolidated Financial Statements, page F-10

Note 2 – Significant Accounting Policies, page F-11

Principles of Consolidation, page F-11

6.	We note you consolidate the Operating Partnership and its subsidiaries. Please explain to us in detail your basis for consolidating these entities. If you are within the scope of the Variable Interest Subsection of ASC 810-10-15, please tell us in detail: (i) the basis for your conclusion that the Operating Partnership, by design, is a variable interest entity based on the conditions in ASC 810-15-15-14; (ii) the basis for your conclusion that you had the power to direct the activities of the Operating Partnership that most significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the Operating Partnership based on the provisions of ASC 810-10-25-38A through 25-38G; and (iii) your consideration of the disclosure requirements in ASC 810-10-50 related to variable interest entities. If you are not within the scope of Variable Interests Subsections of ASC 810-10-15, please tell us how you overcome the presumption of control by the general partner of the Operating Partnership. Please include a detailed analysis of the kick-out and participating rights of the limited partners of the Partnership and why the rights are considered substantive based on the guidance in ASC 810-25-25.

RESPONSE:

The Company is a Master Limited Partnership whose equity owners include holders of its common units, comprising limited partner interests (99%) in the Company, and its general partner, the GP, which holds a 1% general partner interest in the Company. AmeriGas Propane, L.P. (“AmeriGas OLP”) holds the underlying assets that are used to carry out the Company’s operating activities. AmeriGas OLP is owned 98.99% by its limited partner, the Company, and 1.01% by its general partner, the GP, which is a wholly owned second-tier consolidated subsidiary of UGI Corporation. The GP conducts business on behalf of the equity owners of the Company and AmeriGas OLP. The employees responsible for conducting the business of AmeriGas OLP and the Company are employees of the GP. An organization chart is attached hereto as Exhibit B for your reference.

Since the Company’s initial public offering in 1995, its consolidated financial statements have included AmeriGas OLP because of the Company’s controlling financial interest in AmeriGas OLP. The Company is dependent upon AmeriGas OLP for cash to make distributions to its common unitholders and to meet all of its other obligations. Pursuant to the Second Amended and Restated Agreement of Limited Partnership of AmeriGas Propane, L.P. (the “OLP Partnership Agreement”), AmeriGas OLP must distribute all of its Available Cash, as defined in the OLP Partnership Agreement, each quarter proportionate to the equity ownership in AmeriGas OLP.

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to

17 C.F.R. §200.83 - p. 7 of 16.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

April 17, 2014

In accordance with the variable interest entity guidance as further described below, we have concluded that the Partnership must consolidate AmeriGas OLP. We believe the consolidation of AmeriGas OLP by the Company provides the Company’s equity holders with the information needed to understand the financial position, operating results, and cash flows of the net assets that are funded through their equity contributions and are the source of distributions to the Company’s equity holders. This presentation is consistent with the guidance in ASC 810-10-10-1 which describes the purpose of consolidated financial statements:

The purpose of consolidated financial statements is to present, primarily for the benefit of the owners and creditors of the parent, the results of operations and the financial position of a parent and all its subsidiaries as if the consolidated group were a single economic entity. There is a presumption that consolidated financial statements are more meaningful than separate financial statements and that they are usually necessary for a fair presentation when one of the entities in the consolidated group directly or indirectly has a controlling financial interest in the other entities.

Finally, management considered that a direct consolidation of AmeriGas OLP by the GP would result in the Company reporting its 99% interest in AmeriGas OLP using the equity method of accounting. The resulting Statement of Financial Position would include a single line item for the assets and liabilities of AmeriGas OLP. The financial statements of AmeriGas OLP would be included as an Exhibit under S-X Rule 3-09. This Exhibit would supplant the Company’s primary financial statements as the main means for evaluating its financial position, results of operations and cash flows. We believe that this presentation would be confusing for the Company’s investors, who look to AmeriGas OLP for their distributions. It should be noted that as the GP consolidates the Company, the GP’s financial statements similarly include both the Company and AmeriGas OLP.

Basis of Consolidation – Detailed Analysis

In evaluating whether AmeriGas OLP should be consolidated by the Company, management first assessed (1) whether AmeriGas OLP meets the definition of a variable interest entity (“VIE”) in accordance with ASC 810-10-15-14 and (2), if so, which variable interest should consolidate AmeriGas OLP. The bases for our conclusions are described below.

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to

17 C.F.R. §200.83 - p. 8 of 16.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

April 17, 2014

Question 1 - Is AmeriGas OLP a Variable Interest Entity?

In accordance with ASC 810-10-15-14, an entity is a variable interest entity if, by design, any one of three conditions exists. To determine whether AmeriGas OLP is a VIE, we considered the design of the Company/AmeriGas OLP structure. AmeriGas OLP was formed to hold the assets used to carry out the propane business operations on behalf of the Company’s general partner and limited partners. As previously noted, the source of distributions to the Company’s general partner and limited partners is the cash generated by the operations of AmeriGas OLP.

We then assessed whether, by design, AmeriGas OLP meets any of the criteria in the conditions set forth in paragraphs “a,” “b” or “c” of ASC 810-10-15-14. Based upon that assessment, we concluded that the conditions in paragraph “c” are met, as described below.1 ASC 810-10-15-14c. provides as follows:

The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:

1. The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

2. Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a VIE by organizing the legal entity with nonsubstantive voting interests. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor. The term related parties in this paragraph refers to all parties identified in paragraph 810-10-25-43, except for de facto agents under paragraph 810-10-25-43(d).

[1]	Neither of the conditions in paragraphs “a” or “b” of ASC 810-10-15-14 are met. Condition “a” generally provides that the entity’s equity is not sufficient to enable the entity to finance its activities without additional subordinated financial support. Condition “a” is not met because AmeriGas OLP’s equity, which it obtained entirely from each of the GP and the Company, is sufficient for AmeriGas OLP to finance its operations and AmeriGas OLP does not need subordinated financial support from any party. Condition “b” generally provides that the equity holders of the entity, as a group, lack any of the following three identified characteristics of a controlling financial interest: “[t]he power, through voting or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance”; an unlimited “obligation to absorb the expected losses of the legal entity”; or an uncapped “right to receive the expected residual returns of the legal entity.” Condition “b” is not met because, as a group, the GP and the Company have the power to “direct the activities of the legal entity that most significantly impacts the entity’s economic performance” as well as the unlimited obligation to absorb losses and the uncapped right to residual returns.

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to

17 C.F.R. §200.83 - p. 9 of 16.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

April 17, 2014

For purposes of applying this requirement, reporting entities shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the legal entity and not only to its equity investment at risk.

As previously described, AmeriGas OLP has two classes of equity - the general partner interest held by the GP and the limited partner interest held by the Company. The Company’s limited partner interest gives it a 98.99% interest in AmeriGas OLP and the GP holds a 1.01% interest. The operations of AmeriGas OLP are governed by the OLP Partnership Agreement and are, by design, directed to flow substantially all of the losses and benefits of AmeriGas OLP to the Company as its limited partner. However, the 98.99% limited partner interest in AmeriGas OLP does not have substantive voting rights such that it can control AmeriGas OLP’s activities. Accordingly, the voting rights of the 98.99% limited partner interest in AmeriGas OLP are not proportional to its obligations to absorb the expected losses of the legal entity or its rights to receive the expected residual returns of the legal entity, as required by the condition in c.1.

Question 2 - Which variable interest holder should consolidate AmeriGas OLP?

We next assessed which variable interest in AmeriGas OLP should consolidate AmeriGas OLP. First, we had to identify the holders of the variable interests in AmeriGas OLP. We concluded that the 1.01% general partner interest and the 98.99% limited partner interest are the only variable interests in AmeriGas OLP. As previously noted, the general partner of AmeriGas OLP is also the general partner of the Company (through its 1% general partner interest in the Company). This same general partner of the Company also holds limited partner interests in the Company. Because of this ownership structure, management has concluded that the limited partner and the general partner interests in AmeriGas OLP are related parties by application of the guidance in 810-10-25-43, which provides as follows:

For purposes of the Variable Interest Entities Subsections, the term related parties includes those parties identified in Topic 850 and certain other parties that are acting as de facto agents or de facto principals of the variable interest holder. All of the following are considered to be de facto agents of a reporting entity:….

c.	An officer, employee, or member of the governing board of the reporting entity….

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to

17 C.F.R. §200.83 - p. 10 of 16.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

April 17, 2014

As noted, an officer, employee, or member of the governing board of the reporting entity would be a de facto agent of the reporting entity. Given the GP’s responsibilities and interests with respect to the Company, we believe that the Company, as the holder of the limited partner interest in AmeriGas OLP, and the GP are related parties. In the presence of a related party relationship, the determination of which party consolidates is a matter of judgment. In making this determination, we evaluated the guidance in 810-10-25-44, which states:

In situations in which a reporting entity concludes that neither it nor one of its related parties has the characteristics in paragraph 810-10-25-38A but, as a group, the reporting entity and its related parties (including the de facto agents described in the preceding paragraph) have those characteristics, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary. The determination of which party within the related party group is most closely associated with the VIE requires judgment and shall be based on an analysis of all relevant facts and circumstances, including all of the following:

a.	The existence of a principal-agency relationship between parties within the related party group.

b.	The relationship and significance of the activities of the VIE to the various parties within the related party group.

c.	A party’s exposure to the variability associated with the anticipated economic performance of the VIE.

d.	The design of the VIE.

In accordance with the guidance in ASC 810-10-25-44, we considered the design of the Company/AmeriGas OLP structure to make a judgment as to which variable interest, the general partner or the limited partner interest in AmeriGas OLP, should consolidate AmeriGas OLP. As previously noted, AmeriGas OLP was formed to hold the assets used to carry out the propane business operations on behalf of the Company’s general and limited partners. Given that the GP is the general partner of AmeriGas OLP and the Company, the governance of the Company and AmeriGas OLP are interdependent. The operation of the assets of AmeriGas OLP is the sole source for distributions to the Company and a significant majority of the potential benefits and losses from AmeriGas OLP are borne by the Company’s limited partners. In addition, AmeriGas OLP’s future growth is also dependent on the Company’s ability to raise capital and the contribution of that capital to AmeriGas OLP.

After considering the design of the Company’s structure and the governance of the Company and AmeriGas OLP and in light of the fact that a significant majority of the potential benefits and losses from AmeriGas OLP are borne by the Company’s limited partners, we concluded that the Company is “the party within the related party group that is most closely associated with the VIE” and that, in accordance with the guidance in ASC 810-10-25-44, the Company should consolidate AmeriGas OLP. This consolidated presentation also best represents the interdependency between the Company and AmeriGas OLP and nature and design of the Company/AmeriGas OLP structure. We believe that this presentation is the most meaningful way for the Company’s unitholders to evaluate the Company’s performance and their ability to receive distributions.

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to

17 C.F.R. §200.83 - p. 11 of 16.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

April 17, 2014

Disclosure Considerations

The Company has considered the principal objectives of the disclosure requirements in ASC 810-10-50 regarding variable interest entities. The principal objectives are to provide financial statement users with an understanding of the following:

1. The significant judgments and assumptions made by a reporting entity in determining whether it must do any of the following:

a.	Consolidate a variable interest entity

b.	Disclose information about its involvement in a variable interest entity.

2. The nature of restrictions on a consolidated variable interest entity’s assets and on the settlement of its liabilities reported by a reporting entity in its statement of financial position, including the carrying amount of such assets and liabilities.

3. The nature of changes in, and the risks associated with, a reporting entity’s involvement with the variable interest entity.

4. How a reporting entity’s involvement with a variable interest entity affects the reporting entity’s financial position, financial performance, and cash flows.

The accounts of the Company’s majority-owned subsidiary, AmeriGas OLP, are included in its consolidated financial statements based upon the design of the partnership structure as described above, AmeriGas OLP’s and the Company’s governance, and the determination that the Company will absorb a majority of AmeriGas OLP’s expected losses, receive a majority of AmeriGas OLP’s expected residual returns and is AmeriGas OLP’s primary beneficiary.

In order to address the objective in item 1 above regarding the determination that it is appropriate that the Company consolidate AmeriGas OLP, the Company will enhance its principles of consolidation in Future 10-Ks to state the following:

Principles of Consolidation. The consolidated financial statements include the accounts of the Company, its majority-owned subsidiary AmeriGas OLP, and its 100%-owned finance subsidiaries AmeriGas Finance Corp., AP Eagle Finance Corp. and AmeriGas Finance LLC. The accounts of the Company’s majority-owned subsidiary AmeriGas OLP are included based upon the determination that, given the Company’s structure, the Company will absorb a majority of AmeriGas OLP’s expected losses, will receive a majority of AmeriGas OLP’s expected residual returns and is the operating partnership’s primary beneficiary. AmeriGas OLP includes the accounts of its wholly owned subsidiaries. We eliminate all significant intercompany accounts and transactions when we consolidate. We account for the GP’s 1.01% interest in AmeriGas OLP as a noncontrolling interest in the consolidated financial statements.

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to

17 C.F.R. §200.83 - p. 12 of 16.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

April 17, 2014

We believe that the description of the Company’s structure in Note 1, “Nature of Operations” included in the Company’s 2013 10-K provides the required information regarding the Company’s involvement with AmeriGas OLP and its associated governance.

We also believe that the disclosure objectives regarding restrictions placed upon AmeriGas OLP’s assets and liabilities are met by the disclosures in Note 5, “Quarterly Distributions of Available Cash,” with respect to distributions of Available Cash and the disclosures in Note 6, “Debt,” with respect to restrictions on the net assets of AmeriGas OLP associated with debt covenants and the amount of AmeriGas OLP’s net assets that, pursuant to debt agreements, meet the definition of Available Cash in the OLP Partnership Agreement, and are restricted from transfer.

*            *            *             *            *            *             *

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to

17 C.F.R. §200.83 - p. 13 of 16.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

April 17, 2014

In connection with the responses above, the Company acknowledges that

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please do not hesitate to contact the undersigned at (610) 337-1000, or Linda L. Griggs, of Morgan, Lewis & Bockius, LLP, at (202) 739-5245.

Very truly yours,

AmeriGas Partners, L.P.

By:	AmeriGas Propane, Inc., its general partner

By:	/s/ Hugh J. Gallagher
	Name:	Hugh J. Gallagher
	Title:	Vice President - Finance and Chief Financial Officer

cc:	Linda L. Griggs, Morgan, Lewis & Bockius, LLP

Exhibits:

A – Draft Footnote to the Selected Financial Data Table

B – Organizational Chart

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to

17 C.F.R. §200.83 - p. 14 of 16.

Exhibit A

Draft Footnote to the Selected Financial Data Table

The following table reconciles net cash provided by operating activities to (1) distributable cash flow after maintenance capital expenditures and (2) distributable cash flow after maintenance and growth capital expenditures:

	Fiscal Year Ended September 30,
	2013	2012	2011	2010	2009
Net cash provided by operating activities	$355,603	$344,429	$188,851	$218,816	$367,498
Add: Heritage Propane acquisition and transition expenses (i)	26,539	46,187
Exclude the impact of changes in operating working capital:
Accounts receivable	43,378	(78,703)	65,578	47,865	(74,134)
Inventories	(5,403)	(53,061)	20,532	24,600	(57,847)
Accounts payable	661	34,577	(25,690)	(15,637)	58,124
Collateral deposits			—	—	(17,830)
Other current assets	2,305	(11,863)	(2,912)	4,378	(16,210)
Other current liabilities	42,795	(24,129)	37,387	(10,523)	21,575
Provision for uncollectible accounts	(16,477)	(15,088)	(12,807)	(12,459)	(9,345)
Other cash flows from operating activities, net	5,100	(1,019)	2,812	(2,146)	(320)

	454,501	241,330	273,751	254,894	271,511

Maintenance capital expenditures (ii)	(51,487)	(45,065)	(38,172)	(41,084)	(37,512)

Distributable Cash Flow (iii) (“DCF”) (A)	403,014	196,265	235,579	213,810	233,999
Growth capital expenditures (ii)	(39,196)	(40,467)	(39,056)	(42,086)	(41,227)

DCF after growth capital expenditures (iii) (B)	$363,818	$155,798	$196,523	$171,724	$192,772

Distributions:
Distributions to Common Unit holders	$304,444	$256,112	$165,066	$156,971	$159,139
Distributions to the General Partner	22,556	15,727	6,755	4,655	6,143

Total distributions paid (C)	$327,000	$271,839	$171,821	$161,626	$165,282

Ratio of DCF to total distributions paid (A)/(C)	1.2	0.7	1.4	1.3	1.4
Ratio of DCF after growth capital expenditures to total distributions paid(B)/(C)	1.1	0.6	1.1	1.1	1.2

(i)	Heritage Acquisition transition costs and transition capital expenditures are excluded from the determination of the distribution coverage ratios above because these expenditures are associated with integration activities of Heritage Propane acquired in January 2012 and their exclusion from the amounts above provides a more meaningful indication of ongoing distributable cash flow excluding these unusual charges.
(ii)	The Partnership considers maintenance capital expenditures to include those capital expenditures that maintain the operating capacity of the Partnership while growth capital expenditures include capital expenditures that increase the operating capacity of the Partnership.
(iii)	“Distributable cash flow” and “distributable cash flow after growth capital expenditures” should not be considered as alternatives to net income (as an indicator of operating performance) or alternatives to cash flow (as a measure of liquidity or ability to service debt obligations) and are not measures of performance or financial condition under GAAP. Management believes distributable cash flow and distributable cash flow after growth capital expenditures are meaningful non-GAAP measures for evaluating the Partnership’s ability to declare and pay distributions pursuant to the terms of the Partnership Agreement. The Partnership’s definition of distributable cash flow and distributable cash flow after growth capital expenditures may be different from that used by other companies. The ability of the Partnership to pay distributions on all units depends upon a number of factors. These factors include (1) the level of Partnership earnings; (2) the cash needs of the Partnership’s operations (including cash needed for maintaining and increasing operating capacity); (3) changes in operating working capital; and (4) the Partnership’s ability to borrow under its Credit Agreement, to refinance maturing debt and to increase its long-term debt. Some of these factors are affected by conditions beyond our control including weather, competition in markets we serve, the cost of propane and changes in capital market conditions.

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to

17 C.F.R. §200.83 - p. 15 of 16.

Exhibit B

Organizational Chart as of March 31, 2014

AMERIGAS PROPANE, INC.
(G.P.)
(Pennsylvania)
AmeriGas Technology Group, Inc.
(Pennsylvania)
1% G.P.
17.964% L.P.
(1)
Petrolane Incorporated
(Pennsylvania)
1.0101%
G.P.
13.717%
L.P.
(3)
Energy Transfer Partners
AmeriGas Partners, L.P.
(Delaware)
7.362% L.P.
(2)
Public
59.957%
L.P.
(4)
98.9899%
L.P.
AmeriGas Propane, L.P.
(Delaware)

(1) 16,851,298 Common Units
(2) 6,905,584 Common Units
(3) 12,867,362 Common Units
(4) 56,242,552 Common Units

FOIA Request for Confidential Treatment Made by AmeriGas Partners, L.P. Pursuant to

17 C.F.R. §200.83 - p. 16 of 16.